UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2008

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K is subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

On May 15, 2008, Fuwei Films (Holdings) Co. Ltd. (the “Company”) announced its unaudited consolidated financial results for the three months period ended March 31, 2008.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(amounts in thousands except share and per share value)

	As of Mar. 31, 2008		As of Dec. 31, 2007
	(Unaudited)
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	11,416	$1,628	30,909
Restricted cash	31,444	4,484	64,909
Accounts receivable, net	57,428	8,190	58,195
Inventories	49,690	7,086	41,670
Prepayments and other receivables	34,118	4,866	16,160
Total current assets	184,096	26,254	211,842

Property, plant and equipment, net	223,346	31,852	228,309
Construction in progress	290,926	41,490	265,253
Lease prepayments, net	22,915	3,268	22,290
Deposit	26,000	3,708	-
Intangible assets	3	0.4	36
Goodwill	10,276	1,465	10,276
Deferred tax assets	969	138	969
Total assets	758,531	$108,176	738,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	185,669	26,479	188,027
Accounts payables	21,300	3,038	19,609
Accrued expenses and other payables	30,209	4,308	18,544
Deferred tax liabilities	265	38	265
Total liabilities	237,443	33,863	226,445
Shareholders’ equity
Ordinary shares of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding	13,323	1,900	13,323
Additional paid-in capital	311,907	44,482	311,907
Retained earnings	194,089	27,679	186,152
Cumulative translation adjustment	1,769	252	1,148
Total shareholders’ equity	521,088	74,313	512,530
Total liabilities and shareholders’ equity	758,531	$108,176	738,975

The accompanying notes are an integral part of this unaudited condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)
	The three month period ended March 31,
	2008		2007
	RMB	US$	RMB
Revenue	104,034	14,530	99,265
Cost of goods sold	(82,409)	(11,510)	(75,709)

Gross profit	21,625	3,020	23,556

Operating expenses
- Distribution expenses	(3,438)	(480)	(3,666)
- Administrative expenses	(7,724)	(1,079)	(2,509)

Total operating expenses	(11,163)	(1,559)	(6,175)

Operating income	10,463	1,461	17,381

Other income/(expense)
- Interest income	16	2	190
- Interest expense	(3,790)	(529)	(3,150)
- Other income, net	2,241	313	331

Total other expense	(1,533)	(214)	(2,629)

Income before income tax expense	8,930	1,247	14,752
Income tax expense	(993)	(139)	(1,489)

Net income	7,937	1,109	13,263

Other comprehensive income
- Foreign currency translation adjustments	620	87	3,977

Comprehensive income	8,557	1,195	17,240

Earnings per share
- Basic	0.61	0.08	1.02
- Diluted	0.61	0.08	1.02

Weighted average number of ordinary shares
- Basic	13,062,500	13,062,500	13,062,500
- Diluted	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of this unaudited condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)

	The three month periods ended March 31,
	2008		2007
	RMB	US$	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	7,937	1,109	13,263
Adjustments to reconcile net income to net cash
Provided by operating activities
- Depreciation of property, plant and equipment	5,909	825	5,847
- Amortization of lease prepayments and intangible assets	(149)	(21)	149
- Deferred income taxes	-	-	507
- Bad debt expense	73	10	(872)
Changes in operating assets and liabilities, net of
- Share capital contribution - rental and interest paid by shareholders	2,756	385
- Accounts receivable	856	120	985
- Inventories	(8,020)	(1,120)	(1,127)
- Prepaid expenses and other current assets	(18,859)	(2,634)	2,054
- Accounts payable	1,695	237	4,913
- Accrued expenses and other payables	11,667	1,629	834
Net cash provided by operating activities	4,162	581	26,553

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(946)	(132)	(134)
Restricted cash related to trade finance	33,464	4,674	13,900
Addition to construction in progress	(25,673)	(3,586)	(47,604)
Deposit for purchase	(26,000)	(3,631)
Net cash provided by (used in) investing activities	(19,155)	(2,675)	(33,838)

CASH FLOW FROM FINANCING ACTIVITIES
Principal payments of short-term bank loans	(12,869)	(1,797)	(237,670)
Proceeds from short-term bank loans	11,139	1,556	169,090
Net cash provided by (used in) financing activities	(1, 730)	(242)	(68,580)

Effect of foreign exchange rate changes	(2,770)	(273)	(933)
Net increase/(decrease) in cash and cash equivalent	(19,493)	(2,609)	(76,798)
- Cash and cash equivalent at beginning of period	30,909	4,237	253,250
- Cash and cash equivalent at end of period	11,416	1,628	176,452
Supplemental disclosure of cash flow information
Cash paid during the period for
- Interest paid	2,966	414	4,774
- Income taxes paid	802	112	-

The accompanying notes are an integral part of this unaudited condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability.

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Group.

The Group was established by certain members of the former management team and employees (the “Group Founders”) of Shandong Neo-Luck Plastics Co., Ltd (“Shandong Neo-Luck”), a company owned 59% by a PRC state-owned enterprise. Prior to filing for bankruptcy protection on September 24, 2004, Shandong Neo-Luck was engaged in the business of BOPET film production. Certain production-related assets of Shandong Neo-Luck which had previously been mortgaged to the Bank of China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates were acquired through public auction by Fuwei Films (Shandong) Co., Ltd (“Shandong Fuwei”) on October 9, 2003 for RMB156,000 as a result of the borrowers default on various bank loans. Shandong Fuwei, established in the PRC on January 28, 2003 as a limited liability company, commenced its operations in July 2003. The principal activities of Shandong Fuwei are those relating to the design, production and distribution of plastic films. Shandong Neo-Luck was subsequently declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004.

Through its intermediate holding company, Fuwei (BVI), the Company acquired a 100% ownership interest in Shandong Fuwei on October 27, 2004 for a purchase price of RMB91,093. Shandong Fuwei thereafter became a wholly-owned subsidiary of Fuwei (BVI) effective October 27, 2004. On December 25, 2004, Shandong Fuwei acquired additional production-related assets through public auction that were formerly owned by Shandong Neo-Luck for RMB119,280. Shandong Fuwei was converted into a wholly-foreign owned enterprise in the PRC on January 5, 2005, with a registered capital of US$11,000.

On December 18, 2006, the Company became listed on the Nasdaq Global Market and offered 3,750,000 ordinary shares, at an IPO price of US$8.28 per ordinary share. On December 22, 2006, an additional 562,500 ordinary shares were sold at the IPO price of US$8.28 per ordinary share pursuant to the underwriter’s exercise of its over-allotment option. As of March 31, 2008, the number of total issued ordinary shares issued and outstanding was 13,062,500.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information
The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results for any future period. These statements should be read in conjunction with the Company's audited financial statements and notes thereto for the fiscal year ended December 31, 2007. The results of the three months period ended March 31, 2008 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2008.
The Group’s consolidated financial statements are presented in accordance with US GAAP. This basis of accounting differs in certain material respects from that used in the preparation of the books of account of Shandong Fuwei, the Company’s principal subsidiary, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of its domicile. The accompanying condensed consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

Principles of Consolidation
The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions
The Group’s reporting currency is the Renminbi (“RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information
Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in report of assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange prevailing on that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash
For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit. The company has restricted cash of $4,484 and $8,898 as of March 31, 2008 and December 31, 2007.

Trade Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Group does not obtain collateral from customers.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories
Inventories are stated at the lower of cost or market value. Cost is determined using the average cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. There are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represented capital expenditure in respect of the third production line and the trial production line. No depreciation is provided in respect of construction in progress.

Lease Prepayments
Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Intangible Assets
The Group acquired a trademark for use in the production and distribution of plastic films. The trademark is carried at cost less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful life of 5 years of the trademark.

Goodwill
Goodwill represents the excess of purchased cost over fair value of net assets of the Shandong Fuwei’s acquired business. Goodwill is evaluated for impairment annually. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed resulted in no impairment losses.

Impairment of Long-lived Assets
Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition
Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas, respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Government Grants
Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Retirement and Other Post-retirement Benefits
Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)
carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share
Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

Contingencies
In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

Recently Issued Accounting Standards

FIN 48
In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the Group’s financial statements in accordance with SFAS No.109, Accounting from Income Taxes. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and do not believe there will be any significant increases or decreases within the next twelve month. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of interest expenses and administrative expenses in the statements of income, respectively. No Interest or penalties have been accrued at the date of adoption.

SFAS No 158
In September 2006, FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Standards (continued)

status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

●	A brief description of the provisions of this Statement;
●	The date that adoption is required; and
●	The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management is currently evaluating the effect of this pronouncement on financial statements.

SFAS No 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

SFAS No 141(R)
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire; b) recognizes and measures the goodwill acquired in the business combination or a gain from a

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

SFAS No 161
On March 19, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. "Use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. This has led to concerns among investors that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide enough information about how these instruments and activities affect the entity’s financial position and performance," explained Kevin Stoklosa, project manager. "By requiring additional information about how and why derivative instruments are being used, the new standard gives investors better information upon which to base their decisions." The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. Management is currently evaluating the effect of this pronouncement on financial statements.

NOTE 3 - ACCOUNTS RECEIVABLES, NET

Accounts receivables at March 31, 2008 and December 31, 2007 consist of the following:

	Mar-31-2008		Dec-31-2007
	RMB	US$	RMB
	(Unaudited)
Accounts receivables	35,851	5,113	35,893
Less: Allowance for doubtful accounts	(2,555)	(364)	(2,644)
	33,296	4,748	33,249
Bills receivables	24,132	3,442	24,946

	57,428	8,190	58,195

Bill receivables are bank’s acceptance bills which are guaranteed by bank.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 4-INVENTORIES

Inventories at March 31, 2008 and December 31, 2007 consist of the following:

	Mar-31-2008		Dec-31-2007
	RMB	US$	RMB
	(Unaudited)
Raw materials	15,901	2,268	14,944
Work-in-progress	2,327	332	956
Finished goods	30,992	4,420	25,321
Consumables and spare parts	470	67	449

	49,690	7,086	41,670

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment at March 31, 2008 and December 31, 2007 consist of the following:

	Mar-31-2008		Dec-31-2007
	RMB	US$	RMB
	(Unaudited)
Buildings	33,699	4,805	33,699
Plant and equipment	280,196	39,960	276,943
Computer equipment	1,128	161	1,007
Furniture and fixtures	2,459	351	1,844
Motor vehicles	1,445	206	1,273
Construction-in-progress	290,926	41,490	265,253
	609,853	86,973	580,019
Less: accumulated depreciation	(95,581)	(13,631)	(86,456)
	514,272	73,342	493,563

Total depreciation for the periods three months ended March 31, 2008 and 2007 was RMB5,909(US$825) and RMB5,847(US$817), respectively of which RMB5,752 (US$803) and RMB5,698 (US$738), were included as a component of cost of goods sold.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect of the BOPET production line and the trial production line. Construction in progress was RMB 290,926 (US$41,490) ended March 31, 2008, and RMB265,253 (US$36,362) ended December 31, 2007, respectively.

Interest expense capitalized during the periods ended March 31, 2008 and 2007 was RMB0 (US$0 ) and RMB1,594 (US$206), respectively.

NOTE 7 - LEASE PREPAYMENTS

As of March 31, 2008 and December 31, 2007, net of amortization land use right was RMB22,915 (US$3,268) and RMB22,290 (US$3,179), respectively, net of intangible assets was RMB3 (US$0.4) and RMB36 (US$5), respectively.

Amortization of land use rights and intangible assets for the three months ended March 31, 2008 and 2007 was RMB149 (US$21) and RMB113 (US$15), respectively.

Amortization expenses for the next five years after March 31, 2008 are as follows:

	RMB	US$
1 year after	457	65
2 year after	454	65
3 year after	454	65
4 year after	454	65
5 year after	454	65

NOTE 8 - DEPOSIT

On January 20, 2008, Shandong Fuwei signed a Letter of Intent of Joyinn Capital Increase and Share Expansion (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB 50 million. In order to grow Joyinn plans to increase its registered capital by RMB 52 million to a total of RMB102 million, and plans to accept Shandong Fuwei as a new shareholder to invest and buy its shares. According to the LOI, Shandong Fuwei deposited RMB 26 million (half of the would-be added register capital of RMB 52 million), to Joyinn as the prepayment as of March 31, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee of the prepayment on the newly increased register capital made by Shandong Fuwei.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - SHORT-TERM BANK LOANS
		Mar-31-2008		Dec-31-2007
Lender	Interest rate per annum	(RMB)	(US$)	(RMB)
		(Unaudited)
Bank of Communications Co., Ltd.
- January 15, 2007 to January 15, 2008	6.73%	-	-	100,000
- February 6, 2007 to January 15, 2008	6.73%	-	-	52,590
- January 29, 2008 to July 19, 2008	7.23%	88,580	12,633	-
- July 30, 2007 to July 30, 2008	8.22%	60,000	8,557	-

Weifang Commercial Bank
- January 31, 2007 to January 30, 2008	3.06%	-	-	16,500
- October 30, 2007 to January 24, 2008	0.00%	-	-	3,500
- January 24, 2008 to January 12, 2009	0.00%	10,000	1,427	-
- January 30, 2008 to January 18, 2009	0.00%	10,000	1,427	-

Bank of China
- August 25, 2007 to August 24, 2008	6.02%	4,640	661	4,826
- August 13, 2007 to August 12, 2008	6.03%	3,270	466	3,399
- August 31, 2007 to August 30, 2008	6.01%	2,168	309	2,252
- August 31, 2007 to August 30, 2008	6.01%	2,983	425	3,100
- November 14, 2007 to November 14, 2008	5.66%	1,790	255	1,860
- March 13, 2008 to March 13, 2009	5.45%	2,238	319	-

Total		185,669	26,479	188,027

During the period ended March 31, 2008 and December 31, 2007, the Company entered into various loan agreements with commercial banks with terms ranging from six months to one year to finance its working capital, construction, and foreign trade. None of the loan agreements requires the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of March 31, 2008 and December 31, 2007 were 6.65% and 6.22% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period.

Following the maturity of the short-term loans of RMB52,590 and RMB100,000 from Bank of Communications Co., Ltd. on January 15, 2008, the Company obtained from Bank of Communications Co.,

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - SHORT-TERM BANK LOANS (continued)

Ltd. new short terms loans of RMB60,000 and RMB88,580 on December 29, 2007 (the effective date of the loan) and January 29, 2008 respectively, with the maturity date on July 30, 2008 and July 19, 2008, respectively, and interest charged at 8.217% and 7.227% per annum.

The Company obtained from Weifang Commercial Bank new short term loan of RMB16,500 (US$ 2,353) on January 31, 2007, with the maturity date on January 30, 2008, and interest charged at 3.060% per annum. The Company obtained from Weifang Commercial Bank new short term loan of RMB3,500(US$ 499) on October 30, 2007, with the maturity date on January 24, 2008 and , and interest charged at 0% per annum. The loan is a kind of industrial development fund loan administered by the local government in Shandong with the purpose of enhancing the independent innovation and technical research and development ability of local enterprises and supporting the development of local high and new technology companies. RMB 20,000 (US$2,852) proceeds from this loan have been invested in the construction of the Fuwei R&D center testing production line project. Following the maturity of the loans of RMB16,500 and RMB3,500 from Weifang Commercial Bank on January 30, 2008 and January 24,2008, the Company obtained two new free interest short-terms loans amount of RMB10,000 on January 24, 2008 and January 30, 2008 respectively, with the maturity date on January 12, 2009 and January 18, 2009, respectively, they are also industrial development fund loan administered by the local government in Shandong for above mentioned purpose.

In August and September 2007, Shandong Fuwei was recommended a foreign currency portfolio from Bank of China Weifang branch, for which it believed, would reduce the cost of foreign exchange for Shandong Fuwei import raw material. The portfolio transactions are guaranteed by total RMB 17,556 (US$2,504) security deposit. Loan contract is signed between two parties when L/C is opened and contract stated that term is one year and lending interest rates base on low fix benchmark interest rate of the People’s Bank of China (the “PBOC”), and dollar is purchased at lower exchange rate. The Company obtained from Bank of China new short term loans totaling RMB17,089 from August 2007 to March 2008, with maturity terms of one year from the borrowing dates. The interest rates are between 5.45% to 6.03% per annum.

NOTE 10 - INTEREST EXPENSE

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the periods ended March 31, 2008 and 2007:

	Three Months Period Ended Mar. 31, 2008		Three Months Period Ended Mar. 31, 2007
	(Unaudited)		(Unaudited)
	RMB	US$	RMB
Interest cost capitalized	-	-	1,594
Interest cost charged to expense	3,790	529	3,150
	3,790	529	4,744

NOTE 11-INCOME TAX

The Company is registered in Cayman Islands and has operations in primarily two tax jurisdictions - the PRC and Cayman Island.

The provision for income taxes from operations on income consists of the following for the three month periods ended March 31, 2008 and 2007:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11-INCOME TAX (continued)

	Mar-31-2008		Mar-31-2007
	RMB	USD	RMB
Cayman Islands Current Income Tax Expense (Benefit)	-	$-	-

PRC Current Income Tax Expense (Benefit)	993	$139	959
Deferred Tax Expense (Benefit)	-	-	530

Total Provision for Income Tax	993	$139	1,489

The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Statement of Operations:

	Mar-31-2008	Mar-31-2007
Tax expense (credit) - Cayman Islands	34%	34%
Foreign income tax - PRC	15%	15%
Exempt from income tax due to tax holidays	(7.5%)	(7.5)%
Tax expense at actual rate	7.5%	7.5%

Cayman Islands Tax

Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year exemption of the 3-year 50% reduction for Foreign Enterprise Income Tax holiday whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced in 2005. Shandong Fuwei was exempted from PRC income tax for the period from January 28, 2003 to December 31, 2006, and 50% reduction in tax rate for the year ended December 31, 2007 and in the three months period ended March 31, 2008. In addition, Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, PRC, has been granted preferential tax treatments by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%.

On December 29, 2006, the Standing Committee of the Tenth National People’s Congress (“NPC”) passed a resolution to submit the draft Enterprises Income Tax Law (“New Tax Law”) to the Tenth NPC plenary session for voting. The New Tax Law was adopted on March 16, 2007. Under the New Tax Law, which  become effective on January 1, 2008, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. As a result of the New Tax Law, even if Shandong Fuwei continues to maintain its high-tech enterprise status, Shandong Fuwei will be subject to the increased 25% unified enterprise income tax rate on January 1, 2013.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11-INCOME TAX (continued)
Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate (the statutory tax rate of the company’s principal subsidiary). For the periods ended March 31, 2008 and December 31, 2007, due to the tax holiday the company’s effective tax rates were 7.5%, saving 50% of the 15% rate for High-tech enterprises located in the Development District of national level in China.

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of March 31, 2008 and December 31, 2007, are presented below.

	Mar-31-2008		Dec-31-2007
	RMB	USD	RMB
Current
Accounts receivable	(295)	(42)	(295)
Other receivables	30	4	30
	(265)	(38)	(265)

Non-current
Property, plant and equipment, principally due to differences in depreciation and capitalized interest	2,134	304	2,134
Construction in progress, principally due to capitalized interest	(735)	(105)	(735)
Lease prepayments, principally due to differences in charges	(431)	(61)	(431)
	969	138	969

Net deferred income tax assets	704	100	704

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB12,544 prior to 2031. Shandong Fuwei was under tax concession period for the period from January 28, 2003 to December 31, 2006. The profit before taxation for Shandong Fuwei for the year ended December 31, 2005, 2006 and 2007 was RMB58,586, RMB69,933 and RMB47,260 (US$6,214) respectively. Based upon the level of historical performance of Shandong Fuwei, management believes the deferred tax assets are realizable.

Effect of Adoption of FASB Interpretation No. 48 (Fin 48), “Accounting for Uncertainly in Income Taxes

In 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, which clarifies the application of SFAS 109 by defining a criterion that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and provides guidance on measurement, derecognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transition provisions, the company adopted FIN 48 effective January 1, 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 11-INCOME TAX (continued)

The company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.Based on all known facts and circumstances and current tax law, the company believes that the total amount of unrecognized tax benefits as of March 31, 2008, is not material to its results of operations, financial condition or cash flows. The company also believes that the total amount of unrecognized tax benefits as of March 31, 2008, if recognized, would not have a material effect on its effective tax rate. The company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the company’s results of operations, financial condition or cash flows.

NOTE 12-PENSION AND OTHER POSTRETIREMENT BENEFITS

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB159 (US$22) and RMB 338(US$ 44) for the periods ended March 31, 2008 and 2007, respectively, were charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

NOTE 13 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For the three months ended March 31, 2008 and 2007, RMB 802 (US$112) and RMB 0 (US$0) of income taxes was paid, respectively. Interest paid amounted to RMB 2,966 (US$414) and RMB 4,774 (US$667) for the three months ended March 31, 2008 and 2007, respectively.

NOTE 14- EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS.

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

The weighted average numbers of shares used to calculate EPS were 13,062,500 as of March 31, 2008 and December 31, 2007, and reflect only the shares outstanding for those periods.

The company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock at March 31, 2008, the options were anti-dilutive and were not included when computing diluted earning per share.

Basic and diluted earnings per share were RMB0.61 (US$0.08) and RMB1.02 (US$0.13) for the three months ended March 31, 2008 and 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 15 - STOCK OPTION PLAN

The Company adopted SFAS No. 123 (Revised 2004), Share Based Payment ("SFAS No. 123R"), under the modified-prospective transition method on January 1, 2006. SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of SFAS No. 123R includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for all share-based payments granted prior to and not yet vested as of January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with SFAS No. 123R for all share-based payments granted after January 1, 2006. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method proscribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and allowed under the original provisions of SFAS No. 123.

On December 22, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the IPO of the Company. The stock option is exercisable at an exercise price equal to US$10.35 per ordinary and expires on December 22, 2011.The stock option and ordinary shares underlying the stock option may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months. The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	$US 8.28 per share
Expected volatility	57.26%
Expected dividends	0%
Expected term (in years)	5
Risk-free rate	4.56%

The fair value of the Company’s shares was estimated based on the IPO price of US$8.28 per share. The expected volatility is estimated by reference to the historical volatility of comparable companies listed on the Nasdaq Global Market. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

As of March 31, 2008, there was no unrecognized compensation costs related to unvested stock options.

Following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2007	187,500	$10.35	$-
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, March 31, 2008	187,500	$10.35	$-

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 15- STOCK OPTION PLAN (continued)

Following is a summary of the status of options outstanding at March 31, 2008:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$10.35	187,500	3.75	$10.35	187,500	$10.35

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Shandong Fuwei is operating a rental BOPET production line with Shandong Weifang Legang Food Co., Ltd ( “Legang”) for three years, and the operating leases also include the Company rental of warehouse, offices and staff quarters etc., the term of these leases typically ranges from 1 to 3 years, and are renewable, subject to renegotiation of terms, upon expiration.

The following is a schedule by year of future minimum rental payments required under the operation lease agreements:

Year after March 31, 2008	Amount (in thousands)
1 year after	3,467
2 year after	2,413

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the International Court of Arbitration (the “ICC”) in which DMT sought monetary damages against Shandong Neo-Luck of approximately US $1,250 plus interest relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Company should not be a party to the proceeding that the arbitration should proceed with Fuwei as the respondent pending abjudication of issues relating to jurisdiction and liability.

A hearing was held by the ICC in November 2007. Subsequent to the hearing, at the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Shandong Neo-Luck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. Shandong Fuwei joined these discussions later as an interested party and in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US $180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (continued)

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In late April, the Neoluck Group had not performed its obligation under the Settlement Agreement, and, the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US $450 in RMB at the end of April 2008, and, its remaining installment is due prior to the end of June 2008.

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT which might result in a liability for Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above described settlement. It should be noted further in such event that Fuwei may have sustainable claims for damages as against the Neoluck Group for its failure to perform its obligations under the Settlement Agreement.

HKG Arbitration

At December 31, 2007, there was a threatened arbitration by Hampden Kent Group LLC. for the amount of US $3,800, relating to a claim for a penalty fee in connection with services allegedly performed by HKG in connection with attempting to provide financing to Fuwei pursuant to a service agreement between the parties.

As regarding by the service agreement, any dispute between the parties would be arbitrated by the American Arbitration Association (“AAA”) in accordance with its rules. Pursuant to these rules, a demand for arbitration must be filed with the AAA regional office together with a filing fee by the claiming party, in this case, HKG.

In December 2007, HKG filed a demand for arbitration with the International Dispute Center of the AAA. On January 28, 2008, the AAA informed us an arbitration process would commence in accordance with its rules.

On February 18, 2008, HKG submitted an Amended Demand for Arbitration and Statement of Claim.

On March 14, 2008, the Company submitted its answering statement and counterclaim in response to HKG's Amended Demand for Arbitration and Statement of Claim. The Company denied HKG's claims for breach of contract and breach of the covenant of good faith and fair dealing as legally and factually without merit and asserted various defenses. The Company also asserted a counterclaim against HKG for breach of the August 19, 2006 Letter Agreement, seeking to recover the over $300 in fees and costs paid to HKG and other consequential damages.

On March 27, 2008, HKG submitted a letter in reply to the Company's counterclaim, generally denying the allegations and claims made by the Company.

At the request of HKG, the Company had agreed to attempt to resolve this dispute through mediation. A neutral mediator was been appointed by the AAA's International Centre for Dispute Resolution. On April 24, 2008, HKG unilaterally cancelled the mediation and sought to proceed with the arbitration. A panel of three arbitrators has been appointed and a preliminary hearing is in the process of being scheduled.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (continued)

The Company believes that HKG’s allegations are without merit and intends to defend itself vigorously against the claims. Management estimated the exposure to the claim ranges from US$0 to US$3,800 as of March 31, 2008.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all purchasers of the Company’s stock from the date of the Company’s Initial Public Offering on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors and control persons (collectively, the “defendants”) violated the Securities Act of 1933. On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all purchasers of the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s Initial Public Offering on December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters and certain of its executives (collectively, the “Defendants”) violated Section 11, 12(2) and 15 of the Securities Act of 1933. The complaint also alleged that the Defendants misrepresented or omitted material information regarding the Company and its business operation. The Company’s management believes that the allegation is without merit, and the Company intends to defend itself vigorously against the claims, and has engaged a law firm in this regard. However, it is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders.  The Court also appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint naming as defendants the Company, Xianoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters - Maxim Group LLC, WR Hambrecht + Co. and Chardan Capital Markets, LLC.  The consolidated amended class action complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.  At this point, we believe that only the Company, Messrs. He and Stulga, and the Underwriter Defendants have been properly served with the consolidated amended class action complaint.

Pursuant to a scheduling order entered by the Court on February 19, 2008, the parties named as defendants in the consolidated class action were required to answer or otherwise respond to the consolidated complaint on or before April 30, 2008. The Court subsequently extended defendants’ time to respond to the consolidated complaint to May 14, 2008.

The Company’s management believes that the allegation are without merit, and the Company intends to defend itself vigorously against the claims, and has engaged a law firm in this regard. However, it is currently unable to reasonably estimate the amount or range of possible losses that will result from the ultimate resolution of this matter.

As of March 31, 2008, the Company has not accrued any liabilities in connection with these litigations.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 17 - MAJOR CUSTOMERS AND VENDORS

Except one customer which accounting over 10% of the total net revenue for the three months ended March 31, 2008, there were no other major customers which accounting over 10% of the total net revenue for the three months ended March 31, 2008 and 2007.

Two vendors provided approximately 63.6% of the Company’s raw materials for the three months ended March 31, 2008 with each vendor individually accounting for about 48.0% and 15.5%. Two vendors provided approximately 67.1% of the Company’s raw materials for the three months ended March 31, 2007 with each vendor individually accounting for about 46.2%, and 21.0%. The Company had US$(2,844) and US$(690) accounts payable to these vendors as of March 31, 2008 and December 31, 2007, respectively.

NOTE 18- OTHER EVENT, SUBSEQUENT EVENT AND LITIGATION PREVIOUSLY REPORTED

On March 26, 2008, the Korean Trading Committee has rendered a preparatory decision on dumping practices and their industrial injuries. The final judgment will be issued within 75 days after the initial judgment announced. At the end of March, we received the initial anti-dumping judgment from Korean Trading Committee. Fuwei was informed it will receive a rate of 6.13%, the single-lowest rate received among all the Chinese and Indian manufacturers involved in the investigation. The average rate for the Chinese firms is 24.37%. The KTC will announce a formal resolution of the anti-dumping case in the summer, upon which the new rates will become effective.

US Department of Commerce has also officially initiated an anti-dumping case on October 18, 2007 to investigate the PET film imported from China. During the investigation, we have put forward application for the separate tax rate - which is the weighted-average tax rate on the companies that have been chosen to response to the claim compulsively, and submitted the questionnaire. On December 26, 2007, US Department of Commerce has announced sample result and Chinese enterprise - Dupont Hongji and Jiangsu Jinzhongda has elected as enterprise forcefully defend against the case. Later, Jiangsu Jinzhongda has withdrawal from such investigation. By now, Dupont Hongji is the only enterprise forcefully defends against the case. On April 25, 2008, US Department of Commerce announced the initial judgement of the anti-dumping investigation to the companies of China, Brazil, Thailand and UAE. Five Chinese companies, including Dupont Hongji and Fuwei Films received on anti-dumping tax rate of 46.82%. Other Chinese companies in this industry got the anti-dumping tax rate of 76.72%.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Results of Operations for the three months ended March 31, 2008 compared to March 31, 2007

The company entered the first quarter with a number of challenges including high energy and raw material costs, and competitive factors in product markets. The results of the first quarter were lower than the same period last year largely due to the increased legal expenses relating to ongoing litigation matters.

The table below sets forth certain line items from our Statement of Income as a percentage of Revenue:

	Three Months Period Ended Mar. 31,2008	Three Months Period Ended Mar. 31,2007
	(as % of Revenue)
Gross profit	21	24
Operating expenses	11	6
Operating income	10	18
Other expense	(2)	(3)
Income tax expense	(1)	(2)
Net income	7	13
Revenue

The Company’s revenue is primarily derived from the manufacture and sale of plastic films.

Revenue for the first quarter 2008 rose to RMB 104.0million (US$14.5 million), from RMB 99.3 million (US$ 12.9 million), representing 4.8% higher than the first quarter 2007.

First quarter 2008 sales of specialty films were RMB 33.8 million (US$4.7 million), 12.3% lower than the first quarter last year. Sales of specialty films reflected 32.5% of Fuwei’s total net revenues as compared to 38.8% in the same period of 2007. The decrease was attributable to the decreased demand of the special films (e.g. Matte film, Embossing film etc.) by certain customers in the first quarter 2008 compared to the same period of 2007, whereas those customer’s adjusted products structure required less of our specialty films for production.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three Months Ended Mar. 31,2008			Three Months Ended Mar. 31,2007
	RMB	US$	% of Total	RMB
Printing film	19,230	2,686	18.5%	19,585
Stamping film	21,211	2,963	20.4%	23,128
Metallization film	2,901	405	2.8%	5,936
Base film for other applications	26,927	3,761	25.9%	12,128
Special film	33,765	4,716	32.5%	38,489

	104,034	14,530	100.00%	99,265

Overseas sales in the first quarter 2008 were RMB 24.1 million (US$3.4million), which accounted for 23.3% of our total net revenues as compared to RMB 33.0million (US$4.6 million) and 33.3% in the same period of 2007, 27.0% lower than the first quarter last year. The decrease in export sales was mainly due to the decrease in tax rebate rate from 11% to 5%, the continuous appreciation of RMB versus the U.S dollars and the influence of anti-dumping regulation in Korea and U.S.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three Months Ended Mar. 31, 2008			Three Months Ended Mar. 31, 2007
	RMB	US$	% of Total	RMB	% of Total
Sales in China	79,899	11,160	76.8%	66,247	66.7%
Sales in other countries	24,135	3,371	23.2%	33,018	33.3%
	104,034	14,530	100.0%	99,265	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three Months Ended Mar. 31, 2008	Three Months Ended Mar. 31, 2007
	% of total	% of total
Materials costs	86.6%	87.1%
Factory overhead	9.3%	9.2%
Packaging materials	2.8%	3.1%
Direct labor	1.3%	0.6%

Cost of goods sold in the first quarter of 2008 totaled RMB 82.4 million (US$ 11.5 million) as compared to RMB 75.7 million (US$ 10.6 million) in the prior year, 8.9% higher than the first quarter of 2007 mainly due to the increased production volume during the first quarter of 2008 compared with that of the same period of 2007. Additionally, the increased consumption of labor, power and factory overhead in the first quarter of 2008 compared with that of the corresponding period of 2007 also results in the increase of cost of goods.

Gross Profit

Our gross profit was RMB 21.6 million (US$ 3.0 million) in the first quarter 2008, representing a gross margin of 20.8%, a decrease of 2.9% from the first quarter of 2007 gross margin of 23.7%, mainly due to increased consumption of raw materials, labor and power in the first quarter of 2008 compared with the same period of 2007.

Operating expenses

Operating expenses in the first quarter of 2008 were RMB 11.2 million (US$1.6 million), which was RMB5.0 million (US$0.7 million) or 80.8% higher than the first quarter of 2007. This was mainly due to the increased costs of legal expenses relating to ongoing litigation matters and staff wages in the first quarter 2008 compared to the prior year.

Interest Expense

Interest expense totaled RMB 3.8 million (US$0.5 million) in the first quarter of 2008 , 21.9% higher compared to RMB 3.2 million (US$ 0.4 million) in the first quarter of 2007. The increase is mainly due to the higher interest rate in the first quarter of 2008 compared to the same period of 2007.

Other Expenses

Our other expenses during the period ended March 31, 2008, amounted to RMB 1.5 million (US$ 0.2 million). After other income offsets other expense, the net other expense decrease compared to the corresponding period of 2007. Other income included sales of scrap materials and non-operating income.

Net Income

Net Income in the first quarter of 2008 was RMB7.9 million (US$ 1.1 million) compared to RMB13.3million (US$1.9 million) in the first quarter of 2007, representing a decrease of 40.6% from the first quarter of 2007. The decrease in net income was primarily due to the increase of cost of good sold, and the operating expenses related to being a public reporting company, such as the increased legal expenses relating to ongoing litigation matters and staff wages.

Income Tax Expense

In the first quarter of 2008, the Company recorded an income tax expense of RMB1.0million (US$ 0.1 million) compared to RMB 1.5 million (US$0.2) in the first quarter of 2007. This decrease was due to decrease of operating income.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

Our capital expenditures in 2007 have been primarily financed through short-term borrowings from financial institutions and IPO funds. The interest rates of short-term borrowings from financial institutions during the periods from 2005 to the first quarter of 2008 ranged from 5.45% to 8.22%, and these borrowings may not be prepaid prior to maturity. We believe that our principal banker in Shandong Province had been granting short-term loans to its customers as a result of the efforts of the bank branch to reduce the level of its long-term loans.

Since our inception, we have utilized significant amounts of secured short-term financing to fund our acquisition of the Brückner and DMT production lines and for our working capital needs. At March 31, 2008, we have borrowings of RMB 185.7 million including several different loan agreements with three financial institutions in the PRC. During 2007, we had received an interest-free loan of RMB 20 million from the Weifang City Commercial Bank entrusted by the Weifang City Hi & New Technology Project Industrial Development Fund. Each of the related loan agreements contains provisions regarding collateral, covenants prohibiting us from engaging in certain activities (including selling, mortgaging or otherwise disposing of or encumbering all or substantially all of our assets or before any merger, acquisition, spin-off, or other transaction resulting in a change in our corporate structure) without the lenders consent and acceleration (and setoff) provisions in the event of default in payment or failure to comply with such covenants. Because of appreciation of the exchange rate of RMB vs. US dollars, the estimated purchase price of the new thick BOPET film production line has been adjusted to US$ 35 million range, resulting in an available fund shortage of US$ 15-20 million. Management is seeking sources of financing in order to recommence this project soon.

We are of the opinion that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations, and our working capital.

Operating Activities

Net cash flows provided by operating activities for the three months ended March 31, 2008, was RMB 4.2 million (US$ 0.6 million) compared with net cash flows provided by operating activities of RMB26.6 million (US$ 3.7 million ) for the three months ended March 31, 2007, for a decrease of RMB22.4 million (US$ 3.1 million). This change in cash flows from operating activities was attributable primarily to the increase of prepaid expenses for raw materials and other receivable.

Working Capital

As of March 31, 2008 and December 31, 2007, the Company had negative working capital of RMB 27.3 million (US$ 3.8 million) and RMB 14.6 million (US$ 2.0 million), respectively.

The Company anticipates that it will have adequate working capital in the foreseeable future. However, the Company may wish to borrow additional capital or sell its common stock to realize additional funds in order to expand and grow its operations.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of March 31, 2008 (In thousands) (except the short term bank loans):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	932	469	463
Purchase obligations	18,315	18,315

Total	$19,247	$18,784	$463

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 15, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: August 14, 2008